September 4, 2025

Oscar K. Brown
President and Chief Executive Officer
Western Midstream Partners, LP
9950 Woodloch Forest Drive, Suite 2800
The Woodlands, Texas 77380

       Re: Western Midstream Partners, LP
           Registration Statement on Form S-4
           Filed August 28, 2025
           File No. 333-289924
Dear Oscar K. Brown:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jackson A. O'Maley, Esq., of Vinson & Elkins LLP